Exhibit 1.4

THIS DOCUMENT AND THE US OFFER DOCUMENT ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE, YOU SHOULD IMMEDIATELY SEEK YOUR OWN PERSONAL FINANCIAL ADVICE FROM YOUR STOCKBROKER, ATTORNEY, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER.

CERTAIN TERMS USED HEREIN AND NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE RESPECTIVE MEANINGS ASSIGNED TO THEM IN THE US OFFER DOCUMENT.

US FORM OF ACCEPTANCE

To Tender AsiaSat Shares

Pursuant To The

United States

Unconditional Mandatory General Offer

By

Morgan Stanley Asia Limited

On Behalf Of

AsiaCo Acquisition Ltd.

To Acquire All The Issued Shares of

Asia Satellite Telecommunications Holdings Limited

(Other Than Those Shares Held by AsiaCo Acquisition Ltd. (if any) and

Parties Acting in Concert With It)

ASIACO ACQUISITION LTD. (Incorporated in the British Virgin Islands with limited liability with registered number 1373477)	ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED (Incorporated in Bermuda with limited liability) (Stock code: 1135)

THE US SHARE OFFER WILL REMAIN OPEN FOR ACCEPTANCE BY ASIASAT SHAREHOLDERS RESIDENT IN THE UNITED STATES (“US SHAREHOLDERS”) DURING THE OFFER PERIOD. THE OFFER PERIOD FOR ACCEPTANCES AND WITHDRAWALS WILL EXPIRE AT 4:00 A.M. NEW YORK TIME ON JUNE 26, 2007 (UNLESS EXTENDED TO A LATER CLOSING DATE AT THE CONCLUSION OF THE OFFER PERIOD). US SHAREHOLDERS WILL HAVE THE RIGHT TO WITHDRAW THEIR ACCEPTANCE OF THE US SHARE OFFER FROM THE DATE OF THIS LETTER UNTIL 4:00 AM NEW YORK TIME ON JUNE 26, 2007. PLEASE NOTE THAT THE TENDER AGENT’S BUSINESS HOURS ARE FROM 9:00 A.M. TO 5:00 P.M. NEW YORK TIME.

The Tender Agent is:

THE BANK OF NEW YORK

By Mail:	By Hand or Overnight Delivery:

The Bank of New York Tender & Exchange Department P.O. Box 11248 Church Street Station New York, NY 10286-1248	The Bank of New York Tender & Exchange Department—11 West 101 Barclay Street Receive and Deliver Window—Street Level New York, NY 10286

Delivery of this US Form of Acceptance (as defined below) to an address other than as set forth above will not constitute a valid delivery. You must sign this US Form of Acceptance where indicated below and complete the substitute W-9 provided below.

THE INSTRUCTIONS CONTAINED WITHIN THIS US FORM OF ACCEPTANCE SHOULD BE READ CAREFULLY BEFORE THIS US FORM OF ACCEPTANCE IS COMPLETED.

DESCRIPTION OF ASIASAT SHARES TENDERED
Name(s), Address(es) and Daytime Telephone Number of Registered Holder(s)	Number of Shares Tendered (Attach Additional List if Necessary)

PLEASE FILL IN BELOW THE REQUIRED INFORMATION REGARDING THE TENDERED SHARES BEING DELIVERED BY BOOK-ENTRY TRANSFER TO HONG KONG AND SHANGHAI BANKING CORPORATION LIMITED (“HSBC”) FOR THE ACCOUNT OF THE TENDER AGENT (REFERENCE—THE BANK OF NEW YORK—ASIA SATELLITE SHARE TENDER OFFER ACCOUNT 503-291312085):

Name of Tendering Institution

CCASS Participant Number

Transaction Code No.

You have received this form of acceptance (“US Form of Acceptance”) with the offer document (the “US Offer Document”) in connection with the offer (the “US Share Offer”) by AsiaCo Acquisition Ltd., a company incorporated in the British Virgin Islands with limited liability (the “Offeror”), to purchase, upon the terms and subject to the conditions set out in the Offer Documents and this Form of Acceptance, all of the issued and to be issued ordinary shares, nominal value HK$0.10 each (“AsiaSat Shares”), of Asia Satellite Telecommunications Holdings Limited, a company incorporated in Bermuda with limited liability (“AsiaSat”), held by US residents (“US Shareholders”) and all of the issued American Depositary Shares (“ADSs”), each representing ten AsiaSat Shares and evidenced by American Depositary Receipts (“ADRs”), wherever located. The US Share Offer will remain open for acceptance by US Shareholders until 4:00 a.m. on 26 June 2007, New York time, unless extended to a later closing date at the conclusion of the Offer Period. US Shareholders have the right to withdraw their acceptance of the US Share Offer from the date of this letter until 4:00 a.m. on 26 June 2007, New York time. Please note, however, that the Tender Agent’s business hours are from 9:00 a.m. to 5:00 p.m. New York time.

The Share Offer Price for the AsiaSat Shares is HK$16.00 per AsiaSat Share, less any dividends declared, paid or made on or after 13 February 2007 and prior to 26 June 2007 (the “Closing Date”) to US Shareholders who were on the register of members of AsiaSat at 4:30 p.m. (Hong Kong time) on May 10, 2007. Accordingly, as the AsiaSat final dividend of HK$0.27 per AsiaSat Share for the financial year ended December 31, 2006 was paid on May 22, 2007 to US Shareholders who were on the register of members of AsiaSat at 4:30 p.m. (Hong Kong time) on May 10, 2007 and retained by them, the final dividend will be deducted from the Share Offer Price. US Shareholders who accept the US Share Offer will receive a net sum of HK$15.73 (which shall be converted into US dollars) per duly accepted AsiaSat Share within 10 days after the Closing Date. Seller’s ad valorem stamp duty for AsiaSat Shares registered on the Hong Kong register arising in connection with acceptance of the Share Offer will be payable by each US Shareholder at the rate of HK$1.00 for every HK$1,000 or part thereof of the consideration payable by the Offeror for such persons AsiaSat Shares (or the market value of such person’s AsiaSat Shares), and will be deducted from the cash amount due to such person under the Share Offer. The Offeror will pay the buyer’s ad valorem stamp duty on its own behalf and the seller’s ad valorem stamp duty on behalf of the accepting US Shareholders in respect of AsiaSat Shares accepted under the US Share Offer. Certain terms used herein and not otherwise defined herein shall have the respective meanings assigned to them in the US Offer Document.

The Offeror is also making separate, concurrent offers for AsiaSat Shares held by non-US Shareholders (the “Share Offer”) and AsiaSat’s outstanding options (the “Option Offer”). This US Form of Acceptance relates only to the US Share Offer and should be read in conjunction with the US Offer Document.

This US Form of Acceptance may only be completed by AsiaSat Shareholders who are resident in the United States. Acceptance of the US Share Offer in respect of AsiaSat Shares represented by American Depositary Shares (“ADSs”) cannot be made by means of this US Form of Acceptance. If you hold ADSs, you may obtain an ADS letter of transmittal (“Letter of Transmittal”) from the Tender Agent. See Instruction 9 of this US Form of Acceptance. AsiaSat Shareholders who are not resident in the United States (“non-US Shareholder”) may only tender into the Share Offer. If you are a non-US Shareholder or Optionholder and would like to tender your AsiaSat Shares or Options, please contact AsiaSat’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong to obtain a copy of the Share Offer Document and accompanying forms of acceptance for the Share Offer and Option Offer.

Delivery of this US Form of Acceptance and any other required documents to the Tender Agent, and book-entry transfer of ordinary shares to the Tender Agent’s account at its custodian bank, HSBC, will (without any further action by the Tender Agent) constitute acceptance, subject to the withdrawal rights described in Appendix I (“Withdrawal Rights”) of the US Share Offer Document, by such holders with respect to such AsiaSat Shares, upon the terms and subject to the conditions of the US Share Offer (including, if the US Share Offer is extended or amended, the terms and conditions of any such extension or amendment).

Holders of AsiaSat Shares tendered in the US Share Offer and accepted for payment will receive the consideration for such securities in cash, by check converted into US dollars by the Tender Agent, net of fees and expenses in connection with currency conversions and any applicable taxes, at the open spot market rate on or about the date such Hong Kong dollars are received by the Tender Agent from the Offeror for delivery in respect of the relevant AsiaSat Shares. Payment will be made promptly as practicable after the Closing Date of the US Share Offer.

To validly tender your AsiaSat Shares, you will need to (a) deliver this US Form of Acceptance, properly completed and duly executed, to the Tender Agent at one of the addresses set forth on the first and last pages of this US Form of Acceptance before the expiration of the Offer Period of the US Share Offer and (b) promptly instruct your custodian to tender your ordinary shares in the US Share Offer before the expiration of the Offer Period of the US Share Offer by delivering your ordinary shares by book-entry transfer to the Tender Agent’s account at HSBC. Delivery of this US Form of Acceptance to HSBC does not constitute delivery to the Tender Agent.

Upon the delivery by the tendering US Shareholder of this US Form of Acceptance to the Tender Agent and the tendered AsiaSat Shares in accordance with the previous paragraph, such US Shareholder will be deemed, without any further action by the Tender Agent, to have accepted the terms of the US Share Offer with respect to such tendered AsiaSat Shares, subject to the terms and conditions as described in the Offer Document and this US Form of Acceptance.

Your bank, broker or financial advisor can assist you in completing this US Form of Acceptance. The instructions included with this US Form of Acceptance must be followed. Requests for additional copies of the Offer Document and this US Form of Acceptance may be directed to the Tender Agent at the address and telephone numbers indicated below.

NOTE:    SIGNATURES MUST BE PROVIDED BELOW.

PLEASE READ THE INSTRUCTIONS SET FORTH IN THIS

US FORM OF ACCEPTANCE CAREFULLY.

Ladies and Gentlemen:

The undersigned hereby instructs the Tender Agent to accept the US Share Offer on behalf of the undersigned with respect to the above-described AsiaSat Shares, upon the terms and subject to the conditions of the US Share Offer (including, if the US Share Offer is extended or amended, the terms and conditions of any such extension or amendment).

The undersigned hereby acknowledges that delivery of this US Form of Acceptance and any other required documents to the Tender Agent in connection herewith and book-entry transfer of AsiaSat Shares to the Tender Agent’s account at HSBC will (without any further action by the Tender Agent) constitute acceptance, subject to the rights of withdrawal set out in Appendix I (“Withdrawal Rights”) of the US Offer Document, of the US Share Offer by the undersigned with respect to such AsiaSat Shares, upon the terms subject to the conditions of the US Share Offer (including, if the US Share Offer is extended or amended, the terms and conditions of any such extension or amendment).

Upon the terms and subject to the conditions of the US Share Offer (including, if the US Share Offer is extended or amended, the terms and conditions of any such extension or amendment), and effective upon the expiration of the Offer Period under the US Share Offer, and if the undersigned has not validly withdrawn his or her acceptance, the undersigned hereby:

(a) sells, assigns and transfers all right, title and interest in and to the above-described AsiaSat Shares and, to the extent paid after the date of acceptance for payment of AsiaSat securities tendered under the US Share Offer, any and all cash dividends, distributions, rights, other AsiaSat Shares or other securities issued or issuable in respect of such AsiaSat Shares except for any dividends, rights and distributions declared, paid or made on or after February 13, 2007 and the Closing Date (collectively, “Distributions”); and

(b) appoints the Tender Agent the true and lawful agent and attorney-in-fact of the undersigned, with full knowledge that the Tender Agent is also acting as the agent of the Offeror in connection with the Offer, with respect to such AsiaSat Shares and Distributions, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) (i) to transfer AsiaSat Shares and any distributions to the account of HSBC, on behalf of the Tender Agent, together, in any such case, with all accompanying evidence of transfer and authenticity to the Tender Agent or upon the order of the Tender Agent, in each case, acting upon the instruction of the Offeror, (ii) to instruct HSBC to transfer ownership of such AsiaSat Shares on the account books maintained with respect to the AsiaSat Shares, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Offeror, and (iii) to receive all benefits and otherwise exercise all rights of beneficial ownership of such AsiaSat Shares (and all such other AsiaSat Shares or securities) and any Distributions, all in accordance with the terms and conditions of the US Share Offer.

The undersigned agrees that the Offeror may instruct the Tender Agent to take the actions specified in clause (b)(i) or (b)(ii) above prior to the time the Offeror becomes obligated to pay the Share Offer Price for the AsiaSat Shares in the US Share Offer. The Offeror shall not have the rights specified in clause (b)(iii) above until it becomes obligated to pay the Share Offer Price for the AsiaSat Shares tendered in the US Share Offer. At such time, the undersigned shall have no further rights with respect to the tendered AsiaSat Shares, except that the undersigned shall have a right to receive from the Offeror the Share Offer Price in accordance with the US Share Offer.

The undersigned hereby irrevocably appoints each designee of the Offeror the attorney-in-fact and proxy of the undersigned, each with full power of substitution, to vote at any meeting of AsiaSat’s security holders or any adjournment or postponement thereof or otherwise in such manner as each such attorney-in-fact and proxy or his or her substitute shall in his or her sole discretion deem proper with respect to, to execute any written consent concerning any matter as each such attorney-in-fact and proxy or his or her substitute shall in his or her sole discretion deem proper with respect to, and to otherwise act as each such attorney-in-fact and proxy or his or her substitute shall in his or her sole discretion deem proper with respect to, all of the AsiaSat Shares (and any Distributions) tendered hereby and accepted for payment by the Offeror. This appointment will be effective if and when, and only to the extent that, the Offeror accepts such AsiaSat Shares for payment pursuant to the US Share Offer following the closing of the US Share Offer. This power of attorney and this proxy are irrevocable and are granted in consideration of the acceptance for payment of such AsiaSat Shares upon the terms and subject to the conditions of the US Share Offer (including, if the US Share Offer is extended or amended, the terms and conditions of any such extension or amendment). Such acceptance for payment shall, without further action, revoke any prior powers of attorney and proxies granted by the undersigned at any time with respect to such AsiaSat Shares (and any Distributions), and no subsequent powers of attorney, proxies, consents or revocations may be given by the undersigned with respect thereto (and, if given, will not be deemed effective).

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the beneficial ownership of the AsiaSat Shares tendered hereby (and any Distributions) and that, when the same are accepted for payment by the Offeror, the Offeror will acquire good, marketable and unencumbered title thereto (and to any Distributions), free and clear of all liens, restrictions, charges and encumbrances and the same will not be subject to any adverse claims, save that the AsiaSat final dividend for the financial year ended 31 December 2006 will be paid to AsiaSat Shareholders on AsiaSat’s register of members at 4:30pm on 10 May 2007 (Hong Kong time), and the amount of such dividend will be retained by AsiaSat Shareholders and ADS Holders (as the case may be) and deducted from the Share Offer Price to be received by AsiaSat Shareholders or ADS Holders (as the case may be) who have accepted the US Share Offer

The undersigned shall, upon request, execute and deliver any additional documents deemed by the Tender Agent or the Offeror to be necessary or desirable to complete the sale, assignment and transfer of the AsiaSat Shares (and any Distributions) tendered hereby.

The undersigned agrees to ratify each and every act or thing which may be done by any officer, or other person nominated by the Offeror or their respective agents, as the case may be, in the exercise of his or her powers and/or authorities hereunder.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, personal representatives, trustees in bankruptcy, successors and assigns of the undersigned.

The undersigned understands that acceptance of the US Share Offer by the undersigned pursuant to the procedures described herein and in the instructions hereto will, upon acceptance by the Offeror, constitute a binding agreement between the undersigned and the Offeror upon the terms and subject to the conditions of the US Share Offer (including, if the US Share Offer is extended or amended, the terms and conditions of any such extension or amendment). Without limiting the foregoing, if the consideration paid in the US Share Offer is amended, the consideration paid to the undersigned will be the amended consideration notwithstanding the fact that a different consideration is stated in this US Form of Acceptance. Under no circumstances will interest be paid by the Offeror on the purchase price of the AsiaSat securities regardless of any extension of the US Share Offer or any delay in making such payment.

The undersigned acknowledges that in the event that AsiaSat pays any dividend on or after February 13, 2007 and prior to the Closing Date of the US Share Offer, the consideration offered for each ordinary share shall be reduced by an amount equivalent to the gross dividend distributed per ordinary share.

The undersigned hereby instructs the Tender Agent to issue and mail a check for the consideration (converted into US dollars as described below) in the name(s) of the undersigned for the AsiaSat Shares tendered and accepted for payment.

The consideration received under the US Share Offer will, to the extent practicable, be converted into US dollars by the Tender Agent, net of fees and expenses in connection with currency conversions, at the open spot market rate on or about the date such Hong Kong dollars are received by the Tender Agent for delivery in respect of the relevant AsiaSat Shares.

Upon the terms and subject to the conditions of the US Share Offer (including, if the US Share Offer is extended or amended, the terms and conditions of any such extension or amendment), this US Form of Acceptance shall not be considered complete and valid, and payment of the consideration under the US Share Offer shall not be made, until confirmation of book-entry transfer of tendered AsiaSat Shares to the Tender Agent’s account at HSBC and any other required documents have been received by the Tender Agent at one of its addresses set forth on the first and last pages of this US Form of Acceptance.

IMPORTANT

SIGN HERE

(Please Complete Substitute Form W-9 Included Herein)

☒

☒

Signature(s) of US Shareholders

Dated

Name(s)

Capacity (Full Title)

(See Instruction 4)

Address

(Include ZIP Code)

Area Code and Telephone Number

Taxpayer Identification or

Social Security Number

(See Substitute Form W-9)

(Must be signed by registered holder(s) exactly as name(s) appear(s) on the Share certificate(s) being tendered or on a security position listing or by person(s) authorized to become registered holder(s) by certificates, endorsements, stock powers and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 4.)

MEDALLION GUARANTEE OF SIGNATURE(S) (If required—See Instructions 1) FOR USE BY FINANCIAL INSTITUTIONS ONLY. PLACE MEDALLION GUARANTEE IN SPACE BELOW.
Authorized Signature(s)

Name

Name of Firm

Address

(Include ZIP Code)

Area Code and Telephone Number

Dated

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. Guarantee of Signatures.    No signature guarantee is required on this US Form of Acceptance if such AsiaSat Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”). In all other cases, all signatures on this US Form of Acceptance must be Medallion guaranteed by an Eligible Institution.

2. Requirements of Tender.    US Shareholders wishing to tender their AsiaSat Shares in the Offer pursuant to the procedure for tender by book-entry transfer or pursuant to a timely confirmation must (a) deliver to the Tender Agent at one of its addresses set forth herein, this US Form of Acceptance properly completed and duly executed with any required Medallion signature guarantees and any other documents required by this US Form of Acceptance and (b) instruct the financial institution through which such US Shareholders hold their AsiaSat Shares to deliver such AsiaSat Shares by means of book-entry transfer to HSBC, for the account of the Tender Agent (Reference—The Bank of New York—Asia Satellite Share Tender account number 503-291312-085), in each case prior to the expiration of the Offer Period or any Subsequent Offering Period, as the case may be.

A valid tender will be deemed to have been received only when the Tender Agent receives both a duly completed and signed US Form of Acceptance and confirmation from HSBC of book-entry transfer of the related AsiaSat Shares into the Tender Agent’s account.

The method of delivery of this US Form of Acceptance and all other required documents, including delivery through HSBC, is at the option and the risk of the tendering shareholder and the delivery will be deemed made only when actually received by the Tender Agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

No alternative, conditional or contingent tenders will be accepted and no fractional AsiaSat Shares will be purchased. All tendering US Shareholders, by execution of this US Form of Acceptance, waive any right to receive any notice of the acceptance of the AsiaSat Shares for payment.

3. Inadequate Space.    If the space provided herein is inadequate, the certificate numbers and/or the number of AsiaSat Shares and any other required information should be listed on a separate signed schedule attached hereto.

4. Signatures on US Form of Acceptance, Stock Powers and Endorsements.    The signatures on this US Form of Acceptance must correspond with the name(s) as written on the security position listing of AsiaSat without alteration, enlargement or any change whatsoever.

If any of the AsiaSat Shares tendered hereby are held of record by two or more joint owners, all such owners must sign this US Form of Acceptance.

If any of the tendered AsiaSat Shares are registered in different names, it will be necessary to complete, sign and submit as many separate Declarations of Acceptance as there are different registrations.

If this US Form of Acceptance or any certificates or stock powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Offeror of the authority of such person so to act must be submitted.

5. Taxpayer Identification Number and Backup Withholding.    United States federal income tax law generally requires that a holder of AsiaSat Shares whose tendered AsiaSat Shares are accepted for purchase must provide the U.S Settlement Agent (as payor) with such holder’s correct Taxpayer Identification Number (“TIN”), or otherwise establish an exemption. If the U.S Settlement Agent is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to a $50 penalty imposed by the Internal Revenue Service (the “IRS”) and backup withholding in an amount equal to 28% of the amount of the gross proceeds received pursuant to the Offer. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

To prevent backup withholding, each tendering holder of AsiaSat Shares that is a US person must provide such holder’s correct TIN by completing the Substitute Form W-9 set forth herein, certifying that the TIN provided is correct (or that such holder is awaiting a TIN) and that (a) the holder is exempt from backup withholding, (b) the holder has not been notified by the IRS that such holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified the holder that such holder is no longer subject to backup withholding. Such holder must also certify that such holder is a “US person” as defined under the Internal Revenue Code and applicable Treasury regulations.

If a holder of AsiaSat Shares that is a US person does not have a TIN, such holder should check the box in Part 3 of the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If the holder does not provide such holder’s TIN to the U.S Settlement Agent before payment is made, the U.S Settlement Agent will apply backup withholding in an amount equal to 28% of the amount of the gross proceeds received by such holder pursuant to the Offer.

6. Substitute Form W-9.    Under US federal income tax law, a non-exempt shareholder that is a US citizen or resident alien is required to provide the Tender Agent with such shareholder’s correct TIN on the Substitute Form W-9 included herewith. If the Share certificates are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report. Failure to provide the information on the form may subject the surrendering shareholder to a $50 penalty and to backup withholding (at the appropriate rate, currently 28%) on the payment of any cash.

The tendering shareholder must check the box in Part 3 if a TIN has not been issued and the shareholder has applied for a number or intends to apply for a number in the near future. If a TIN has been applied for and the Tender Agent is not provided with a TIN before payment is made, the Tender Agent will backup withhold (at the appropriate rate, currently 28%) on all payments to such surrendering shareholders of any cash consideration due for their former shares. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details on what TIN to give the Tender Agent.

Certain shareholders (including, for example, corporations and certain foreign individuals) are exempt from backup withholding requirements. In order for a foreign individual to qualify as an exempt recipient, such individual must submit a statement on IRS Form W-8BEN, signed under penalties of perjury, attesting to such individual’s exempt status. Failure to provide a Form W-8BEN when requested may lead to withholding at a 30% rate (foreign-person withholding). Holders are urged to consult their own tax advisors to determine whether they are exempt from these backup withholding and reporting requirements.

If backup withholding applies, the Tender Agent is required to withhold up to 28% of any payments to be made to the holder. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the Internal Revenue Service. The Tender Agent cannot refund amounts withheld by reason of backup withholding.

7. Requests for Assistance or Additional Copies.    Questions and requests for assistance or additional copies of the Offer Document, this US Form of Acceptance and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Tender Agent at the address and phone numbers set forth below, or from brokers, dealers, commercial banks or trust companies.

8. Waiver of Conditions.    Subject to the rules and regulations of the Securities and Exchange Commission and applicable Hong Kong law, the Offeror reserves the right, in its sole discretion, to waive, at any time or from time to time, any of the specified conditions of the US Share Offer specified in the US Offer Document, in whole or in part.

9. Holders of ADSs and non-US Shareholders.    Holders of ADSs have been sent a Letter of Transmittal with the US Offer Document and may not accept the Offer in respect of such ADSs pursuant to this US Form of Acceptance. If any holder of ADSs needs to obtain a copy of the form of ADS letter of transmittal, such holder should contact the Tender Agent at the appropriate address and telephone number set forth in the U.S. Offer Document. Non-US Shareholders may only tender into the Share Offer. If you are a non-US Shareholder or Optionholder and would like to tender your AsiaSat Shares or Options, please contact AsiaSat’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong or at +852 2862 8604 to obtain a copy of the Share Offer Document and accompanying Forms of Acceptance.

IMPORTANT:

THIS US FORM OF ACCEPTANCE TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES, AND ANY OTHER REQUIRED DOCUMENTS, MUST BE RECEIVED BY THE TENDER AGENT BY 4:00 AM NEW YORK TIME ON JUNE 26, 2007 OR THE ADDITIONAL OFFER PERIOD, AS APPLICABLE, AND THE ASIASAT SHARES MUST BE DELIVERED PURSUANT TO THE PROCEDURES FOR BOOK-ENTRY TRANSFER BY 4:00 AM NEW YORK TIME ON JUNE 26, 2007. PLEASE NOTE THAT THE TENDER AGENT’S BUSINESS HOURS ARE FROM 9:00 A.M. TO 5:00 P.M. NEW YORK TIME.

PAYER’S NAME: THE BANK OF NEW YORK, AS ADS DEPOSITARY
SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (TIN)	PART 1—PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW	Social Security Number or Employer Identification Number (Taxpayer Identification Number)

Part 2—Certifications.    Under penalties of perjury, I certify that:

(1)   the number shown on this form is my correct Taxpayer Identification Number (TIN) (or I am waiting for a number to be issued to me) and

(2)   I am not subject to backup withholding because: (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a U.S. resident alien).

Certification instructions.    You must cross out Item (2) above if you have been notified by the IRS that you are temporarily subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out such Item (2).

Part 3 Awaiting TIN
Part 4 Exempt

Name

Address

(Including Zip Code)

Signature:	Date:	, 2007

NOTE:	FAILURE TO COMPLETE THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28 PERCENT OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE US SHARE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS. YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF SUBSTITUTE FORM W-9:

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding that I have checked the box in Part 3 (and have completed this Certificate of Awaiting TIN), all reportable payments made to me prior to the time I provide the ADS Depositary with a properly certified taxpayer identification number will be subject to a 28 percent backup withholding tax.

Signature:	Date: , 2007

Requests for additional copies of the U.S. Offer Document or this US Form of Acceptance may be directed to the Tender Agent. US Shareholders may also contact their custodian institutions, brokers, dealers, commercial banks or other nominees for assistance concerning the Offer.

The Dealer Manager in the United States for the Offer is:

Morgan Stanley & Co. Incorporated

The Tender Agent for the Offer is:

By Mail:	By Hand or Overnight Delivery:

The Bank of New York Tender & Exchange Department P.O. Box 11248 Church Street Station New York, NY 10286-1248	The Bank of New York Tender & Exchange Department—11 West 101 Barclay Street Receive and Deliver Window—Street Level New York, NY 10286